UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

TURBOCHEF TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in its Charter)
Delaware (State of Incorporation or Organization)	48-1100390 (I.R.S. Employer Identification No.)

Six Concourse Parkway, Suite 1900 Atlanta, Georgia 30328 (Address, Including Zip Code, of Registrant’s Principal Executive Offices)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:                              N/A
(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, Par value $0.01 Per Share

Item 1.  Description of Registrant’s Securities to be Registered.

The Company is authorized to issue 105,000,000 shares consisting of 100,000,000 shares of common stock having a par value of $0.01 per share and 5,000,000 shares of preferred stock having a stated value of $1.00 per share. The Company has designated 25,000 of its preferred shares as Series A Convertible Preferred Stock, 20,000 shares as Series B Convertible Preferred Stock, 10,000 shares as Series C Convertible Preferred Stock and 2,500,000 as Series D Convertible Preferred Stock (“Series D Preferred Stock”). There are no shares of preferred stock outstanding.

Holders of shares of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There are no preemptive, subscription, conversion or redemption rights pertaining to the shares of common stock. Subject to the rights of holders of any class of preferred shares outstanding, holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and to share ratably in the net assets of the Company available upon liquidation. The Company has not paid cash dividends on the common stock since inception and does not expect to pay any cash dividends on the common stock in the foreseeable future. The Company instead intends to retain its earnings to support the operations and growth of its business. Any future cash dividends would depend on future earnings, capital requirements, the Company's financial condition and other factors deemed relevant by the Board of Directors.

The holders of shares of common stock do not have the right to cumulate their votes in the election of directors and, accordingly, the holders of more than 50% of all the shares of common stock outstanding are able to elect all directors. Membership of the Board of Directors is not classified. All outstanding shares of common stock are fully paid and non-assessable.

At such time as the Company has its common stock listed on a national securities exchange, authorized for quotation on the NASDAQ Stock Market or held of record by more than 2,000 stockholders it will be subject to certain anti-takeover provisions under Section 203 of the Delaware General Corporation Law, because the Company’s certificate of incorporation does not contain a provision expressly electing not to be governed by that section. In general, under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder (a person that owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation or is an affiliate of a corporation that is the owner of 15% or more of the outstanding voting stock), for a period of three years following the time such stockholder  became an interested stockholder, unless (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder. Such provision could have the effect of discouraging, delaying or preventing a takeover of the Company, which could otherwise be in the best interest of the Company's stockholders, and have an adverse effect on the market price for the Company's Common Stock.

Item 2. Exhibits

1. Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1.2 to the Registrant’s Registration Statement on Form SB-2, Registration No. 33-75008).

2. Amendment to Certificate of Incorporation - Certificate of Designation of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed with the Commission on November 14, 2000).

3. Amendment to Certificate of Incorporation - Certificate of Designation of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Commission on April 16, 2001).

4. Amendment to Certificate of Incorporation - Certificate of Designation of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Commission on May 15, 2002).

5. Amendment to Certificate of Incorporation - Certificate of Designation of Series D Convertible Preferred Stock (incorporated by reference to Exhibit 3(i) to the Registrant’s Current Report on Form 8-K, filed with the Commission on November 10, 2003).

6. Certificate of Amendment to the Restated Certificate of Incorporation of TurboChef Technologies, Inc., as amended (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on July 20, 2004).

7. Certificate of Amendment to the Restated Certificate of Incorporation of TurboChef Technologies, Inc., as amended (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on December 23, 2004).

8. Restated By-Laws (incorporated by reference to Exhibit 3.2.2 to the Registrant’s Registration Statement on Form SB-2, Registration No. 33-75008).

9. Specimen Common Stock certificate (incorporated by reference to Exhibit 4.11 to the Registrant’s Registration Statement on Form S-3, Registration No. 333-121818).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TURBOCHEF TECHNOLOGIES, INC.

Date: June 17, 2005	By:	/s/ James A. Cochran
James A. Cochran Senior Vice President and Chief Financial Officer